Exhibit 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

FORMATION OF PARTNERSHIP

The Board announces that the Company (as the Limited Partner) intends to enter into the Partnership Agreement with China Life Qiyuan (as the General Partner) for the formation of the Partnership. The total initial capital amount of the Partnership shall be RMB10,000,000,000, of which no more than RMB10,000,000,000 shall be contributed by the Company, and no more than RMB10,000,000 shall be contributed by China Life Qiyuan. CLEI will serve as the Manager of the Partnership.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC indirectly holds 100% of the equity interest in China Life Qiyuan and CLEI, each of China Life Qiyuan and CLEI is a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under 14A of the Listing Rules. As one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As all applicable percentage ratios in respect of the management fee payable to CLEI, the Manager, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Given that the aggregated amount of transactions between the Company (as one party) and CLIC and its subsidiaries (as the other party) for the past 12 consecutive months is more than RMB30 million and represents more than 5% of the latest audited net asset of the Company, the Transaction is subject to consideration and approval by the shareholders’ general meeting of the Company pursuant to the SSE Listing Rules. As such, the Company will enter into the Partnership Agreement with China Life Qiyuan after having obtained the approval from its shareholders in respect of the Transaction at the general meeting. The Company will dispatch a circular in respect of the Transaction to its shareholders in accordance with the SSE Listing Rules.

BACKGROUND

The Board announces that the Company (as the Limited Partner) intends to enter into the Partnership Agreement with China Life Qiyuan (as the General Partner) for the formation of the Partnership. The total initial capital amount of the P artnership shall be RMB10,000,000,000, of which no more than RMB10,000,000,000 shall be contributed by the Company, and no more than RMB10,000,000 shall be contributed by China Life Qiyuan. CLEI will serve as the Manager of the Partnership.

PRINCIPAL TERMS OF THE PARTNERSHIP AGREEMENT

Parties

•	General Partner and Managing Partner: China Life Qiyuan

•	Limited Partner: the Company

Capital Contribution and Payment

The total initial capital amount of the Partnership shall be RMB10,000,000,000, of which no more than RMB10,000,000,000 shall be contributed by the Company, and no more than RMB10,000,000 shall be contributed by China Life Qiyuan.

The initial payment of the Company shall be no less than 10% of the capital contribution to be made by the Company, or the amount specified in the demand note issued by the General Partner for payment of the capital contribution, or the minimum amount required by the Asset Management Association of China. The Company shall make its subsequent payments by instalment according to the requirements specified in the demand note issued by the General Partner for payment of the capital contribution.

The above capital contribution to be made by the Company was determined by the Company based on its asset allocation requirement, and will be funded by its internal resources.

Term of the Partnership

The Partnership shall have a term of ten years from the date of its establishment (i.e. the date on which its business license is issued). The investment period of the Partnership shall commence from the date of its establishment and end on the earlier of: (a) the fifth anniversary of the date of its establishment, or (b) the date on which the total capital contribution (after reasonable appropriation for partnership fees, subsequent investments and legally binding investment commitments, etc.) has been paid in full and put into use. The exit period of the Partnership shall commence from the expiry of the investment period and end on the expiry of the term of the Partnership. Prior to the expiry of the exit period, the General Partner shall have the right to extend the term of the Partnership by no more than five years.

Management

China Life Qiyuan, the General Partner, shall serve as the managing partner, which shall be responsible for the executive functions and investment operations of the Partnership. CLEI will serve as the Manager of the Partnership for the provision of daily operation and investment management services to the Partnership. The Partnership shall pay a management fee to the Manager in relation to such services each year, which shall be borne by the Limited Partner. During the investment period of the Partnership, the annual management fee charged by the Manager shall be 1% of the capital contribution of the Limited Partner. During the exit period and the extended period of the Partnership, the annual management fee charged by the Manager shall be 0.5% of the capital contribution of the Limited Partner.

The Partnership shall establish an investment advisory committee comprising two to five members, of which the General Partner shall have the right to appoint one member and to determine the number of members to be appointed by the Limited Partner. The main duties and responsibilities of the investment advisory committee include: (a) dealing with any matters involving conflicts of interest and related party transactions between the Partnership (as one party) and the General Partner, the Manager and their respective related parties (as the other party), (b) considering any single project with an investment amount of more than 20% of the total initial capital amount of the Partnership, or more than 20% of the total capital contribution by all partners, (c) considering any decisions made by the General Partner with respect to the distribution of non-cash assets (including negotiable securities), (d) considering any matters concerning the business operated by the General Partner, individually or jointly with others, that competes with the business of the Partnership, and (e) considering whether the Partnership may invest in any projects that are beyond the investment targets and scope specified in the Partnership Agreement.

The Partnership shall establish an investment decision committee comprising five members to be appointed by the General Partner. The investment decision committee shall be responsible for the final decision-making with respect to the investment of the Partnership, its post-investment management and its exit from investment projects.

Investment Targets, Scope and Restriction

The Partnership will focus on the investment in the aged-care industry, including industrial assets such as continuing care retirement communities, boutique apartments for the aged in urban core areas and community home care services, as well as the upstream and downstream businesses along the aged-care industry chain which are in line with the development direction of the industry and permitted by regulatory authorities.

Unless approved by the investment advisory committee, the amount of investment of the Partnership in any single project shall not exceed 20% of the total capital contribution by all partners. Unless unanimously agreed by all partners, the Partnership shall not provide external guarantees. In addition, the Partnership shall not participate in any transactions involving the sale and purchase of shares in the secondary market, but such transactions do not include any securities transactions conducted by the Partnership when exiting from any investment projects, any purchase of listed shares from non-retail investors by means of block trade, transfer by agreement or any other means permitted under applicable laws or by the relevant securities regulatory authorities, and any subscription of listed shares in any private placement or placing transactions.

Profit Distribution

The distributable profits of the Partnership shall be distributed in the following order:

(a)	the profits shall be distributed to the Limited Partner, until the Limited Partner has recovered its paid-in capital contribution;

(b)	the balance (if any) shall be distributed to the General Partner, until the General Partner has recovered its paid-in capital contribution;

(c)

the balance (if any) shall be distributed to the Limited Partner, until the Limited Partner has obtained the profits calculated at an annual rate of return of 6% based on the amount received under item (a) above;

(d)

the balance (if any) shall be distributed to the General Partner, until the General Partner has obtained the profits calculated at an annual rate of return of 6% based on the amount received under item (b) above; and

(e)	any balance (if any) shall be distributed between the Limited Partner and the General Partner at the ratio of 80:20.

Loss Sharing

Any debts of the Partnership shall be shared by all partners in proportion to their respective capital contributions, provided, however, that the Limited Partner shall be liable for the debts of the Partnership up to the amount of its capital contribution, and the General Partner shall bear the unlimited joint and several liability for the debts of the Partnership.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Partnership will focus on the investment in the industrial assets of the aged-care industry and the high-quality resources of the upstream and downstream businesses along the industry chain, which is in line with the national policies on key industries supported by the PRC government. Such investment also has the features of being less susceptible to economic fluctuations and offering balanced and stable returns, thus facilitating the improvement of asset allocation of the Company. In addition, the Transaction will be beneficial to the Company for its access to the resources of the aged-care industry and the provision of comprehensive aged-old services to its insurance customers, which will therefore foster the expansion of the Company’s major insurance business in great depth.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Wang Junhui may be regarded as having interests in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include: (a) the operating risk arising from the management and operation by the Manager of the assets of the Partnership, (b) the potential impact of the changes in macro-control policy, financial and taxation policy and industrial policy on the value of any projects invested by the Partnership, and (c) the potential liquidity risk arising from the failure of the Partnership to exit from its investment projects.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC indirectly holds 100% of the equity interest in China Life Qiyuan and CLEI, each of China Life Qiyuan and CLEI is a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under 14A of the Listing Rules. As one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As all applicable percentage ratios in respect of the management fee payable to CLEI, the Manager, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Given that the aggregated amount of transactions between the Company (as one party) and CLIC and its subsidiaries (as the other party) for the past 12 consecutive months is more than RMB30 million and represents more than 5% of the latest audited net asset of the Company, the Transaction is subject to consideration and approval by the shareholders’ general meeting of the Company pursuant to the SSE Listing Rules. As such, the Company will enter into the Partnership Agreement with China Life Qiyuan after having obtained the approval from its shareholders in respect of the Transaction at the general meeting. The Company will dispatch a circular in respect of the Transaction to its shareholders in accordance with the SSE Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

Established in June 2016, CLEI has a registered capital of RMB200 million and its scope of business includes equity investment, investment management and asset management. CLEI has the qualification of insurance private equity fund manager and is also a private equity fund manager registered with the Asset Management Association of China.

China Life Qiyuan is in the process of applying for registration with the authority for industrial and commercial administration, and will be an indirect wholly-owned subsidiary of CLIC after its establishment. China Life Qiyuan is expected to have a registered capital of RMB10 million, and its scope of business will include equity investment, equity investment management and related services (subject to the approval by the authority for industrial and commercial administration).

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“CLEI”	國壽股權投資有限公司 (China Life Equity Investment Co., Ltd.), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“China Life Qiyuan”	國壽啓遠（北京）養老產業投資管理有限公司 (China Life Qiyuan (Beijing) Aged-care Industry Investment Management Co., Ltd.) (tentative name), a company to be established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC after its establishment

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“General Partner”	the partner in the Partnership with unlimited joint and several liability under the Partnership Agreement, being China Life Qiyuan

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Limited Partner”	the partner in the Partnership with limited liability up to the amount of its capital contribution under the Partnership Agreement, being the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Manager”	the entity that provides daily operation and investment management services to the Partnership, being CLEI

“Partnership”	國壽養老產業投資基金（有限合夥）(China Life Aged-care Industry Investment Fund (Limited Partnership)), a limited partnership to be established under the laws of the PRC

“Partnership Agreement”	the partnership agreement to be entered into between the Company (as the Limited Partner) and China Life Qiyuan (as the General Partner) in respect of the Transaction

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“SSE Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transaction”	the formation of the Partnership under the Partnership Agreement

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 19 December 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie